March 21, 2006

Ms. April Sifford

Branch Chief

Division of Corporation Finance (Mail Stop 7010)

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street N.W.

Washington, D.C. 20549-7010

Re:	Hormel Foods Corporation
File No. 001-02402
Form 10-K for the Fiscal Year Ended October 30, 2005, filed January 13, 2006

Dear Ms. Sifford:

This letter contains the responses of Hormel Foods Corporation, a Delaware corporation (the Company), to your letter dated March 9, 2006 (the SEC Letter). The responses contained in this letter correspond to the numbered comments in the SEC Letter, a copy of which is attached for your convenience.

All dollar amounts in this response are stated in thousands.

Form 10-K for the Fiscal Year Ended October 30, 2005

Certification Required Under Section 302 of the Sarbanes-Oxley Act of 2002, Exhibit 31

1.               The Company has reviewed Item 601(b)(31) of Regulation S-K, and is in agreement with removing the titles of the certifying officers from the first line of each Section 302 certification. The Company has made this revision to the Section 302 certifications filed with its Form 10-Q for the Quarter Ended January 29, 2006, (filed March 10, 2006), and will continue to omit the titles of officers from the first line of all Section 302 certifications included in future filings.

Since this revision has no direct impact on the adequacy or accuracy of the Company’s financial statements or related disclosures, we propose that the Form  10-K for the Fiscal Year Ended October 30, 2005 not be amended, but that the change be incorporated on a going forward basis, as was done in the Company’s Form 10-Q for the first quarter of fiscal 2006.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 41

2.               The Company has reviewed Section II.C.2. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance, and is in agreement that changes in net pension assets, including contributions to defined benefit plans, should be classified as cash flows from operating activities instead of the historical presentation in investing activities.

The Company has made this classification change, including reclassification of the amounts for the prior year, in the Consolidated Statement of Cash Flows as filed with its Form 10-Q for the Quarter Ended January 29, 2006, (filed March 10, 2006), by adding an additional line item for the change in net pension assets to the operating activities section. Additionally, the Company will include changes in net pension assets in cash flows from operating activities in all future filings.

Consolidated financial statements and footnotes provided by the Company in response to Item 8. Financial Statements and Supplementary Data of the annual Form 10-K, and information provided by the Company in response to Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) of the annual Form 10-K are incorporated by reference to select pages of the Company’s Annual Stockholder’s Report (and are included as an exhibit to the Form 10-K) each fiscal year. The net periodic pension cost and significant contributions to the Company’s pension plans are specifically quantified in the Company’s footnote regarding Pension and Other Postretirement Health Care Benefits, and significant contributions are also disclosed under the Liquidity and Capital Resources discussion in the MD&A.

Upon review of the Statements of Cash Flows for fiscal years 2005, 2004, and 2003, as filed in Exhibit 13.1 to Form 10-K for the Fiscal Year Ended October 30, 2005, the Company has determined that net cash provided by operating activities was understated (and net cash used in investing activities was overstated) by $23,478 in fiscal 2005, and was overstated (and net cash used in investing activities was understated) by $5,878 in fiscal 2004 and $39,468 in fiscal 2003. The table below shows the amount of reclassification between operating and investing activities, and that amount as a percentage of the total cash flows reported for those categories.

	Potential Reclassification of Net Pension Assets	Net Cash Provided by Operating Activities, as reported	%	Net Cash Used in Investing Activities, as reported	%
Fiscal 2005	$23,478	$428,847	5.5	$(380,959)	6.2
Fiscal 2004	(5,878)	294,730	2.0	(90,681)	6.5
Fiscal 2003	(39,468)	253,250	15.6	(234,630)	16.8

The Company does not believe that the change in net pension assets for the fiscal years included in its Form 10-K for the Fiscal Year Ended October 30, 2005, is material as a percentage of operating and investing activities, and believes that net pension cost and significant contributions to the pension plans are adequately disclosed in other areas of the Company’s filings. The Company has also reviewed the considerations for materiality of a financial statement item as provided in Staff Accounting Bulletin No. 99 (SAB 99). The responses to those considerations are:

•                  the misclassification has no impact on the income of the Company;

•                  the misclassification does not mask any change in earnings or other trends, in fact, the trend in cash flows from operating activities would be more favorable than has historically been presented;

•                  the misclassification has no impact on the Company’s meeting consensus expectations;

•                  the misclassification has no impact on segment operations or profitability;

•                  the misclassification does not affect the Company’s compliance with any regulatory requirements;

•                  the misclassification has no effect on the Company’s compliance with loan covenants or other contractual requirements;

•                  the misclassification does not conceal any unlawful transaction; and

•                  the misclassification had no effect of increasing management’s compensation.

Therefore, we propose that the Form 10-K for the Fiscal Year Ended October 30, 2005 not be amended, but that the appropriate reclassifications to our fiscal 2005 and 2004 Statements of Cash Flows be incorporated prospectively into our fiscal 2006 Form 10-K filing. Fiscal 2003 will not be included in the Form 10-K for the fiscal year ending October 29, 2006. In addition, quarterly cash flows for fiscal 2005 would continue to be reclassified in each of the Company’s Form 10-Q filings during fiscal 2006, as was done in the first quarter.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (SEC);

•                  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (507) 437-5611 (telephone) or (507) 434-6981 (facsimile). Thank you.

Sincerely,

/s/ Michael J. McCoy
Michael J. McCoy
Executive Vice President and
Chief Financial Officer

Enclosure

cc:	Ryan Milne, Securities and Exchange Commission
Shannon Buskirk,
Securities and Exchange Commission
James N. Sheehan,
Vice President and Controller, Hormel Foods Corporation
James W. Cavanaugh,
Sr. Vice President, General Counsel and Corporate Secretary, Hormel Foods Corporation
Stephen Stenbeck,
Ernst & Young LLP